Exhibit 99.1

FOR IMMEDIATE RELEASE

BIOGEN IDEC CONTACT:	ELAN CONTACTS:
Media Kate Weiss Ph: +1 781 464 3260	Media Paul McSharry Ph: +353 1 663 3600	Investors Chris Burns Ph: + 353 1 709 4444 Ph: 800 252 3526 David Marshall Ph: +353 1 709 4444

AMANDA FREITAG OF CHOPPED AND IRON CHEF AMERICA TEAMS UP WITH MULTIPLE SCLEROSIS NUTRITIONIST TO CREATE
NUTRITION RESOURCE FOR PEOPLE WITH MS

-- The MS Active Wellness Nutrition Program Can Help People Living with MS Learn to Cook Healthy Meals at Home and Eat Nutritiously Everyday --

Weston, Mass. – December 17, 2010 – Amanda Freitag, celebrity chef and recurring judge on the Food Network’s “Chopped,” and Julie Barto, a registered dietitian specializing in multiple sclerosis (MS), have teamed up to create a nutrition program especially for people with MS. The MS Active Wellness nutrition program offers easy-to-follow, healthy recipes and videos that address the role nutrition can play in maintaining overall wellness for people with MS at www.MSActiveWellness.com. In the program’s online video series, Freitag demonstrates how to cook simple MS-friendly dishes at home. The MS Active Wellness nutrition program is part of MS Active Wellness, an online resource that provides tools to help people with MS live well and stay active. The MS Active Wellness initiative launched earlier this year with a fitness program that is also accessible at www.MSActiveWellness.com.

“The MS Active Wellness nutrition program is designed to make healthy eating and good nutrition easy to achieve for people with MS,” said Freitag. “A healthy diet can work wonders for your overall well-being but it can be hard to cook at home every night when living with certain MS symptoms. My hope is that this program will show people that healthy cooking can be done by almost anyone.”

The MS Active Wellness nutrition program is designed to help people with MS make small adjustments when cooking that can make a big difference in maximizing time and energy. In various recipe videos, Freitag, Barto and people living with MS demonstrate how to create simple, healthy and delicious meals that can be easily prepared. In addition, the program features educational tips-and-tricks videos that explain why a healthy diet is essential for people with MS,

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some easy-to-use kitchen gadgets, what groceries to buy to make cooking easier and suggestions on entertaining at home while living with MS. Other cooking and nutrition resources, such as downloadable grocery lists, kitchen gadget recommendations and kitchen organizational tips are also available on www.MSActiveWellness.com.

“Nutrition is especially important for people living with chronic diseases like MS,” said Colleen Miller, a nurse practitioner at Jacobs Neurological Institute, Buffalo, N.Y., who is featured in some of the educational videos. “The MS Active Wellness nutrition program addresses common barriers, like heat sensitivity and fatigue, which can make it difficult for people with MS to cook and follow a nutritious diet.”

Every week, about 200 people are diagnosed with multiple sclerosis, making it one of the most common neurological disorders, affecting more than 400,000 people nationally. Certain symptoms of MS can make cooking at home more difficult. Some techniques, however, can lessen the impact that these symptoms have on the ability to cook. A nutrition program that modifies traditional cooking techniques as needed, like the MS Active Wellness nutrition program, can help those living with MS work around commonly-experienced symptoms such as fatigue, spasticity and heat sensitivity.

“Many people living with MS don’t know how they are going to feel on a given day, and sometimes just going grocery shopping can be a challenge,” said Julie Barto, registered dietitian at the Milford Regional Medical Center, Milford, Mass. “Eating healthy everyday is essential for everyone, and the MS Active Wellness nutrition program is designed to help people with MS to follow a healthy diet, even on days they are not feeling their best.”

Amanda Freitag, Julie Barto and Colleen Miller were contracted to help develop the MS Active Wellness nutrition program by Biogen Idec (NASDAQ: BIIB) and the program is sponsored by Biogen Idec and Elan Corporation, plc (NYSE: ELN).

About Amanda Freitag
For more than 20 years, Amanda Freitag has been a professional chef. She graduated from the Culinary Institute of America (CIA) in Hyde Park, New York in 1989, and today is one of New York City's most celebrated chefs. In addition to her broad range of experience in the kitchen, she is equally at home on television, having appeared in numerous well-known food television shows. Freitag has competed against Bobby Flay on the Food Network's “Iron Chef America,” is a recurring judge on the Food Network series “Chopped,” and most recently, is spotlighting America's most exciting and revolutionary restaurants in the Cooking Channel series “Unique Eats.”

About MS Active Wellness Nutrition Program
The MS Active Wellness website will feature a series of recipe demonstrations by Amanda Freitag. Throughout each video, Amanda modifies common cooking techniques to be approachable for almost all people living with MS. The website also features videos focusing on the role of nutrition in everyday life and giving tips and tricks for cooking at home, including:

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MS Symptoms and Nutrition explains the importance of nutrition as part of an overall wellness program and describes how certain foods can help alleviate the manifestations of certain common symptoms of MS.

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Kitchen Gadgets and Organization features tips and tricks for simplifying cooking in your own kitchen, including alternate techniques for people living with common MS symptoms like heat sensitivity and muscle weakness as well as the use of gadgets to assist in the preparation of recipes.

•	Entertaining with MS offers examples of how planning ahead can make hosting parties at home simpler for people living with MS who may experience mental and physical symptoms.
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Meal Planning includes recommendations for food staples people should keep in their pantry, refrigerator and freezer to make cooking after a long day simpler and features a grocery list that is downloadable on the MS Active Wellness website.

The MS Active Wellness program is brought to you by MS ActiveSource and sponsored by Biogen Idec and Elan Corporation, plc. Patients should consult with their physician before starting any new nutrition program or otherwise making changes to their overall diet.

About Biogen Idec

Biogen Idec uses cutting edge science to discover, develop, manufacture and market biological products for the treatment of serious diseases with a focus on neurological disorders. Founded in 1978, Biogen Idec is the world's oldest independent biotechnology company. Patients worldwide benefit from its leading multiple sclerosis therapies, and the company generates more than $4 billion in annual revenues. For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

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